Vipshop Holdings Limited 128 Dingxin Road Haizhu District, Guangzhou 510220 People’s Republic of China

September 13, 2023

VIA EDGAR

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Austin Pattan

Ms. Jennifer Thompson

Mr. Nicholas Nalbantian

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vipshop Holdings Limited (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-35454

Dear Ms. Chaudhry, Ms. Brillant, Mr. Pattan, Ms. Thompson, Mr. Nalbantian, and Ms. Beech:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 15, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 19, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.

In future filings, please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 4:

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Vipshop Holdings Limited is not ~~an~~ a Chinese operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we~~, but~~ maintain~~s~~ contractual arrangements ~~with the consolidated variable interest entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in Vipshop Holdings Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities and their subsidiaries, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the consolidated variable interest entities and their subsidiaries~~. PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing and mobile application distribution businesses, and internet-based audio and video services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their subsidiaries, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their nominee shareholders to direct the business operations of the consolidated variable interest entities and their subsidiaries. Revenues contributed by the consolidated variable interest entities accounted for ~~2.3%,~~ 2.6%, ~~and~~ 1.1%, and                % of our total net revenues in ~~2020,~~ 2021, ~~and~~ 2022, and 2023, respectively. However, contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interests and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. For a more detailed discussion of those risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report.

2.

In future filings, please disclose that a majority of your operations are located in China, if true, as opposed to that they are “primarily” in China. In addition, in future filings please disclose the location of your auditor’s headquarters.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 6:

Our China Operations

We face various risks and uncertainties relating to doing business in China. A majority of our~~Our~~ business operations are ~~primarily~~ conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the prospective uncertainties as to the ability of the Public Company Accounting Oversight Board, or the PCAOB, to inspect or investigate completely auditors located in China, such as our auditor headquartered in Hong Kong, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

3.

In future filings, please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. We note that currently your definition of “we” and “our” includes the operations of the VIE. In addition, we note your definition of “China” does not include Hong Kong. Please revise the definition to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. We also note you have a Hong Kong subsidiary, Vipshop Hong Kong; please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:

•	Enforceability of civil liabilities in Hong Kong;

•

Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and

•

Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment on usage of terms, the Company undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and to make necessary revisions in future filings of its annual report on Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

In response to the Staff’s comment on legal and operational risks associated with operating in mainland China and whether those risks also apply to any operations in Hong Kong, the Company respectfully advises the Staff that Vipshop International Holdings Limited, the Company’s subsidiary in Hong Kong, is currently an investment holding company and is expected to be limited to operating as an investment holding company in the future without any substantive or data-related operations in Hong Kong. In light of this, the Company believes that the legal and operational risks associated with operating in mainland China do not apply to the Company’s presence in Hong Kong, and that the laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong and regulations in Hong Kong that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

4.

In future filings, provide a summary a diagram of the company’s corporate structure that includes all three of the VIEs you use, as your disclosure currently suggests you have contractual relationships with three, (i) Vipshop E-Commerce, (ii) Vipshop Information, and (iii) Pin Jun Tong. In addition, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. We note that you have a detailed list starting on page 109, please provide a summary of this disclosure in Item 3. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment on the organizational structure diagram, the Company undertakes to revise its organizational structure diagram disclosed on pages 5 and 108 of the 2022 Form 20-F under “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities” and “Item 4. Information of the Company—C. Organizational Structure” substantially in the form of the diagram set forth in Appendix A attached hereto in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

In response to the Staff’s comment on contractual arrangements, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 5:

A series of contractual agreements, including equity interest pledge agreements, exclusive option agreements, powers of attorney, exclusive business cooperation agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the consolidated variable interest entities, and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. Under the equity interest pledge agreements, the shareholders of the applicable VIE have pledged all of their equity interests in the applicable VIE to the applicable WFOE to guarantee the applicable VIE’s and its shareholders’ performance of the relevant obligations under the exclusive business cooperation agreement, exclusive option agreement, and loan agreement. Under the exclusive option agreements, the shareholders of the applicable VIE have granted the applicable WFOE an exclusive option to purchase, or designate one or more person(s) to purchase, all or part of their respective equity interests in the applicable VIE at a purchase price equal to the higher of: (i) the amount of registered capital actually contributed by the shareholders or RMB10; or (ii) a minimum price permitted by applicable PRC laws. Under the powers of attorney, each shareholder of the VIE has irrevocably appointed the applicable WFOE as his attorney-in-fact to act on his behalf and exercise all of his rights as a shareholder of the applicable VIE, including the right to attend shareholder meetings, to exercise voting rights, to appoint directors and senior management of the applicable VIE, and to effect transfers of all or part of his equity interests in the applicable VIE pursuant to the equity interest pledge agreements and the exclusive option agreements. Under the exclusive business cooperation agreement, the applicable VIE agrees to engage the applicable WFOE as its exclusive provider of technical, consulting, and other services in relation to its business operations. In consideration of such services, the applicable VIE will pay to the applicable WFOE service fees that amount to all of the applicable VIE’s net income. Under the loan agreements, the applicable WFOE provided loans to the shareholders of the applicable VIE solely for the purpose of contribution or increase of registered capital or working capital of the applicable VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements Relating to the Consolidated Variable Interest Entities.” As a result of these contractual arrangements, we have a “controlling financial interest” in the VIEs as defined in FASB ASC 810 so that we are considered the primary beneficiary of the consolidated variable interest entities for accounting purposes and have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP ~~for accounting purposes~~. Neither Vipshop Holdings Limited nor its investors in the ADSs has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities and their subsidiaries, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities and their subsidiaries. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company~~—~~C. Organizational Structure~~—~~Contractual Arrangements Relating to the Consolidated Variable Interest Entities.”~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 6:

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their nominee shareholders, as well as the status of the rights of our founders and shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and provision of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shut-down of our Vipshop Online Platform” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government determines the contractual arrangements that constitute part of the consolidated variable interest entity structure to be incompliance with PRC laws or regulations, or if these laws or regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the consolidated variable interest entities structure, which would likely result in a material adverse change in our operations, and the value of the ADSs may decline significantly or become worthless. Due to the legal uncertainties and jurisdictional limits, our ~~Our~~ Cayman Islands holding company, our PRC subsidiaries, the consolidated variable interest entities and their subsidiaries, and investors of our company face challenges ~~uncertainty~~ with respect to ~~potential actions that may be taken by the PRC government which could affect~~ the enforceability of the contractual arrangements we have with the consolidated variable interest entities and, consequently, may significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Permissions Required from the PRC Authorities for Our Operations, page 7

5.

We note that in this section you qualify your list of permissions by materiality “that are material for their business” and as an incomplete list “including, among others.” The disclosure here should not be qualified by materiality and should list each required approval. In future filings, please make appropriate revisions to your disclosure. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. If true, state as much in future filings, explain why such an opinion was not obtained, and explain the basis for your conclusions that the approvals are not required. Where you state that you “have not been denied by any PRC government authority for such requisite permissions or filing procedures,” revise to clarify that this statement applies to all required approvals, not just approvals required by the CSRC and CAC.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities and their subsidiaries have obtained the requisite ~~necessary~~ licenses and permits from the PRC government authorities that are ~~material~~ necessary for their business operations in China, including~~, among others,~~ Business Licenses, Value-added Telecommunication Licenses, or VAT Licenses, Food Operating Permit, Internet Drug Information Service Qualification Certificate, Payment Business License, Network Cultural Business License, Record-filing for the Non-commercial Internet Information Services, Record-filing of Public Security for Network User, Record-filing of Online Publication Distribution Service, Record-filing of Type II Medical Devices Operation, Record-filing for a Third-party Platform Providing Online Trading Service of Medical Devices, Record-filing for a Third-party Platform Providing Online Trading Service of Medicines, Record-filing of Online Sales of Medical Device, Record-filing of a Third-party Platform Providing Online Food Trading, Record-filing of Issuers of Single-purpose Commercial Prepaid Cards, Record-filing of Importer or Exporter of Import or Export Goods, and Record-filing of a Customs Declaration Entity, except for certain permissions and approval requirements in mainland China, including certain VAT Licenses for internet finance business as well as certain Record-filing of E-commerce Livestream Platform and License for Online Transmission of Audio-visual Programs for our live streaming services, which collectively represents an immaterial portion of our overall business operations. For a detailed description of these licenses and permits, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses and Permits.” Given the uncertainties of interpretation and implementation of the relevant laws and regulations and the enforcement practice by relevant government authorities, we face challenges in obtaining and maintaining all requisite licenses and permits and may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulation of internet-related businesses and companies, including e-commerce business,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our PRC subsidiaries and the consolidated variable interest entities fail to obtain and maintain the requisite assets, licenses, and approvals required under PRC laws, our business, financial condition, and results of operations may be materially and adversely affected.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 8:

Under the current PRC laws, regulations, and rules, in connection with our issuance of securities to foreign investors in the past, as advised by Han Kun Law Offices, our PRC legal counsel, we believe that, as of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Overseas Offering and Listing Measures for our historical issuances or offerings of securities to foreign investors that were completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been denied by any PRC government authority for any ~~such~~ requisite permissions or filing procedures to the extent applicable with respect to our issuance or offerings of securities to foreign investors in the past. However, given that the Cybersecurity Review Measures, the Overseas Offering and Listing Measures, and other applicable regulations were recently promulgated, there are substantial uncertainties as to their implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to go through the cybersecurity review by the CAC, complete the filing procedures with the CSRC, or fulfill other necessary procedures, if required, in a timely manner, or at all, for any future offering or any other activities that are subject to those regulatory requirements, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of, filing with, and other administrative procedures of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows Through Our Organization, page 8

6.

To the extent that you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, in future filings please summarize the policies in this section and disclose the source of such policies; alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 9:

Our company has established a centralized cash management policy to direct how funds are transferred between Vipshop Holdings Limited, our subsidiaries, and the VIEs to improve the efficiency and ensure the security of cash management. We have established relevant controls and procedures for cash flows within our organization. Under our cash management policy, cash is centrally managed by the treasury department of our company, and each transfer of cash between Vipshop Holdings Limited and a subsidiary or the VIE is subject to internal approval. The treasury department monitors the transfer of funds based on the rolling cash flow forecast of our company. The treasury department also prepares fund management reports regularly, analyzes funds usage and verifies and reports events that lead to major fluctuations in funds to our management team. We only allow authorized departments and personnel to have access to our funds, and we also segregate duties among personnel involved in funds management. Furthermore, all funds are transferred in accordance with the applicable PRC laws and regulations.

7.

Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. In this regard, we note that you have only disclosed that the holding company has not declared or paid any cash dividends to investors. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Also provide a cross-references to the consolidated financial statements where you currently only cross reference to the condensed consolidating schedules. Include comparable disclosure in Item 5 of this Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 9:

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by Vipshop Holdings Limited to its subsidiaries in the form of capital contributions, respectively.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by Vipshop Holdings Limited to its subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of nil, nil, and                was provided by our subsidiaries to Vipshop Holdings Limited in the form of repayment of intercompany loans, respectively.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by our subsidiaries to the consolidated variable interest entities in the form of intercompany loans, respectively, and an aggregate amount of nil, nil, and                was provided by the consolidated variable interest entities to our subsidiaries in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of RMB3.81 billion, RMB2.02 billion, and                was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.74 billion, RMB2.01 billion, and                was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, nil, nil, and                was provided by our subsidiaries to the consolidated variable interest entities for transfer of property and equipment, respectively.

For the year ended December 31, 2021, 2022, and 2023 and up to the date of this annual report, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend distribution in an amount of RMB14.98 billion made by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022. Such dividend distribution is subject to 5% withholding tax as disclosed in Note 21 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, ~~2020,~~ 2021, ~~and~~ 2022, and 2023, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities~~.~~” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Page 123:

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by Vipshop Holdings Limited to its subsidiaries in the form of capital contributions, respectively.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by Vipshop Holdings Limited to its subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of nil, nil, and                was provided by our subsidiaries to Vipshop Holdings Limited in the form of repayment of intercompany loans, respectively.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

For the year ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any intercompany loans to Vipshop Holdings Limited. For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of nil, nil, and                was provided by our subsidiaries to the consolidated variable interest entities in the form of intercompany loans, respectively, and an aggregate amount of nil, nil, and                was provided by the consolidated variable interest entities to our subsidiaries in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, an aggregate amount of RMB3.81 billion, RMB2.02 billion, and                was provided by the consolidated variable interest entities to our subsidiaries in the form of intercompany loans, respectively, and an aggregate amount of RMB3.74 billion, RMB2.01 billion, and                was provided by our subsidiaries to the consolidated variable interest entities in the form of repayment of intercompany loans, respectively.

For the year ended December 31, 2021, 2022, and 2023, nil, nil, and                was provided by our subsidiaries to the consolidated variable interest entities for transfer of property and equipment, respectively.

For the year ended December 31, 2021, 2022, and 2023 and up to the date of this annual report, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary or VIE paid dividends or made other distributions to its holding company, except for the dividend distribution in an amount of RMB14.98 billion made by Vipshop (China) Co., Ltd., our PRC subsidiary, to its holding company in Hong Kong, Vipshop International Holdings Limited, in 2022. Such dividend distribution is subject to 5% withholding tax as disclosed in Note 21 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. For additional information about the services provided, cash flows or transfer of other assets between our company, our subsidiaries and the consolidated variable interest entities during the three years ended December 31, 2021, 2022, and 2023, see “Item 3. Key Information—Financial Information Relating to the Consolidated Variable Interest Entities” and Note 2(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

D. Risk Factors

Summary of Risk Factors

Risks Relating to Doing Business in China, page 17

8.

In future filings, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Ensure that each summary risk factor in this subsection and the sub-section titled “Risks Relating to Our Corporate Structure” also have cross-references (including page numbers) to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company undertakes to review and revise the disclosure under “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” to describe the significant regulatory, liquidity, and enforcement risks associated with the jurisdictions where the Company operates and to add cross-references (including page numbers) to the relevant individual detailed risk factors for each summary risk factor in the sub-sections titled “Risks Relating to Our Corporate Structure” and “Risks Relating to Doing Business in China.”

9.

Please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 17:

Risks Relating to Doing Business in China

…

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” on page                of this annual report and “Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” on page                of this annual report.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Page 50:

Government control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries and payments made by the VIEs to us in accordance with the contractual arrangements to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries and the VIEs to make payments to us could materially and adversely affect our ability to conduct our business.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries and service fees paid to us by the VIEs for our cash requirements, including for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings which are mainly derived from the payments for products and services from the consolidated variable interest entities. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China may further set aside a portion of its after-tax profits to fund the employee welfare fund and for other purposes at the discretion of its board of directors. These reserves are not distributable as cash dividends. Meanwhile, the VIEs can only make payments to us in accordance with contractual arrangements that we entered into with them. Moreover, as~~If~~ our PRC subsidiaries and the VIEs may incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders or on the ability of the VIEs to make payments to us in accordance with the contractual arrangements that we entered into with them could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our…, page 43

10.

Given the significant oversight and discretion of the government of the PRC over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 43:

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

We conduct a majority of our business ~~primarily~~ in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations as the government deems appropriate to advance regulatory and social objectives and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permissions to continue our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has recently rolled out a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For more details, see “—The approval of, filing with, and other administrative requirements of, the CSRC or other PRC government authorities may be required in connection with our future overseas offerings or future issuance of securities abroad under the PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Enforceability of Civil Liabilities, page 143

11.

In future filings, please disclose in this section if one or more of your directors, officers or members of senior management are located in the PRC or Hong Kong, and identify the relevant individual(s).

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 143:

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated variable interest entities. Among our directors and executive officers, Martin Chi Ping Lau, Jacky Yu Xu, Xing Liu, and Nanyan Zheng habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China. ~~Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States.~~ As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

12.

We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Item 16I(a) and Item 16I(b)(3)

In connection with the required submission under Item 16I(a) and the required disclosure under Item 16I(b)(3), the Company respectfully submits that it relied on the Company’s register of members as of March 31, 2023 and the beneficial ownership reports on Schedule 13D and Schedule 13G and their respective amendments filed by the Company’s major shareholders. Based on an examination of the foregoing, other than Mr. Eric Ya Shen, chairman of the board of directors and chief executive officer of the Company, Mr. Arthur Xiaobo Hong, vice chairman of the board of directors and chief operating officer of the Company, and Tencent Mobility Limited, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023. Based on such public filings, the findings of which were summarized in the Form 6-K furnished with the Commission on April 19, 2023, the Company is not aware that Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, or Tencent Mobility Limited was owned or controlled by a government entity in mainland China or Hong Kong. Based on the foregoing, the Company believes that it is not owned or controlled by a government entity in mainland China or Hong Kong and that neither the government entities in mainland China nor the ones in Hong Kong have a controlling financial interest in the Company.

In addition, as disclosed in Exhibit 8.1 to the 2022 Form 20-F, the Company has principal consolidated foreign operating entities including subsidiaries and the VIEs, and the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. The Company’s principal subsidiaries are 100% wholly owned by the Company ultimately. With respect to the principal VIE, the Company has the power to direct the activities that most significantly impact the principal VIE and receive effectively all economic benefits generated from the nominee shareholders’ equity interests in the principal VIE. As disclosed in the 2022 Form 20-F, the nominee shareholders of the Company’s principal VIE are Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong. Therefore, the Company’s principal consolidated foreign operating entities are not owned or controlled by a government entity in mainland China or Hong Kong, and neither the government entities in mainland China nor the ones in Hong Kong have a controlling financial interest in the Company’s principal consolidated foreign operating entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Item 16I(b)(2)

In connection with the required disclosure under Item 16I(b)(2), the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas, (ii) Elegant Motion Holdings Limited, the holding entity of Mr. Eric Ya Shen, (iii) High Vivacity Holdings Limited, the holding entity of Mr. Arthur Xiaobo Hong, (iv) Tencent Mobility Limited, and (v) Dynasty Mount Enterprises Limited, a pre-IPO investor of the Company. The Company further submits that its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F are organized or incorporated in mainland China and Hong Kong (together with the Cayman Islands, where Vipshop Holdings Limited is incorporated, the “Relevant Jurisdictions”).

•

Deutsche Bank Trust Company Americas is the depositary of the Company’s American depositary share (“ADS”) program who acts as the attorney-in-fact for the ADS holders. The Company respectfully submits that it would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership reports on Schedule 13D and Schedule 13G and their respective amendments filed by the beneficial owners of 5% or more of the Company’s ordinary shares who hold shares through Deutsche Bank Trust Company Americas to identify and verify the major holders and their beneficial ownership backgrounds. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a government entity in any of the Relevant Jurisdictions.

•

Elegant Motion Holdings Limited is a record holder of the Company’s ordinary shares. The Company relied on the beneficial ownership report on Schedule 13G and its amendments filed by Elegant Motion Holdings Limited and the Company’s knowledge of the holding structure of Elegant Motion Holdings Limited to identify and verify the ownership interest of government entities in the Relevant Jurisdictions in Elegant Motion Holdings Limited and in the Company, if any. Based on an examination of the foregoing, Elegant Motion Holdings Limited is ultimately wholly owned by the SYZXC Trust. Under the terms of the SYZXC Trust, Mr. Eric Ya Shen and his wife Ms. Xiaochun Zhang have the power to jointly direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares of the Company held by Elegant Motion Holdings Limited. Therefore, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through Elegant Motion Holdings Limited.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

•

High Vivacity Holdings Limited is a record holder of the Company’s ordinary shares. The Company relied on the beneficial ownership report on Schedule 13G and its amendments filed by High Vivacity Holdings Limited and the Company’s knowledge of the holding structure of High Vivacity Holdings Limited to identify and verify the ownership interest of government entities in the Relevant Jurisdictions in High Vivacity Holdings Limited and in the Company, if any. Based on an examination of the foregoing, High Vivacity Holdings Limited is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Mr. Hong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to shares of the Company held by High Vivacity Holdings Limited. Therefore, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through High Vivacity Holdings Limited.

•

Tencent Mobility Limited is a record holder of the Company’s ordinary shares. The Company relied on the beneficial ownership report on Schedule 13D and its amendments filed by Tencent Mobility Limited and the Company’s knowledge of the holding structure of Tencent Mobility Limited to identify and verify the ownership interest of government entities in the Relevant Jurisdictions in Tencent Mobility Limited and in the Company, if any. Based on an examination of the foregoing, Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a Hong Kong-listed Cayman Islands company. Based on an examination of publicly available information relating to Tencent Holdings Limited, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any shares of Tencent Holdings Limited. Therefore, the Company is not aware that any government entity in the any of the Relevant Jurisdictions owns any share of the Company through Tencent Mobility Limited.

•

Dynasty Mount Enterprises Limited is a record holder of the Company’s ordinary shares. Dynasty Mount Enterprises Limited was a pre-IPO investor of the Company and was involved in the Company’s equity financing and related activities. Based on an examination of publicly available information and other background information of this investor known to the Company, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of Dynasty Mount Enterprises Limited. Therefore, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of the Company through Dynasty Mount Enterprises Limited.

Based on the foregoing, the Company is not aware that any government entity in any of the Relevant Jurisdictions owns any share of Vipshop Holdings Limited.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

With respect to the Company’s principal consolidated foreign operating entities (including subsidiaries and the VIEs) as disclosed in Exhibit 8.1 to the 2022 Form 20-F, the Company respectfully submits that, except for the VIEs, the Company holds 100% equity interests in its principal consolidated foreign operating entities. As disclosed in the 2022 Form 20-F, the nominee shareholders of the principal VIE are Mr. Eric Ya Shen and Mr. Arthur Xiaobo Hong. Therefore, the Company is not aware of any government entity in any of the Relevant Jurisdictions owns any share in the principal consolidated foreign operating entities for the foregoing reasons and also based on an examination of the register of members of equivalent corporate records of these entities.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

13.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Vipshop Holdings Limited

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company asked all of the directors of Vipshop Holdings Limited to complete a questionnaire, which sought confirmation regarding their status as an official of the Communist Party of China. Each director of Vipshop Holdings Limited confirmed that he or she is not an official of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire, which the Company believes constitutes sufficient basis and support. Based on the foregoing confirmations, the Company believes that none of the members of the board of directors of Vipshop Holdings Limited is an official of the Communist Party of China.

Directors of Principal Consolidated Foreign Operating Entities

The Company further respectfully submits that directors of the Company’s principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F are (i) directors of Vipshop Holdings Limited and/or (ii) employees of Vipshop Holdings Limited and its principal consolidated foreign operating entities. In terms of the employees of Vipshop Holdings Limited and its principal consolidated foreign operating entities who also serve as the directors of the Company’s principal consolidated foreign operating entities, the Company obtained their background information, including but not limited to political party memberships or affiliations, as part of the employment onboarding process to build up their employment profiles, from which the Company confirms that none of them is an official of the Communist Party of China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Based on the foregoing, each of the directors of Vipshop Holdings Limited and its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F is obligated to confirm with the Company as to whether he or she is an official of the Communist Party of China. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its disclosure that none of them is an official of the Communist Party of China, and the Company respectfully submits that it did not rely upon any legal opinions or any other third-party certifications such as affidavits as the basis of its disclosure.

14.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In connection with the required disclosure under Item 16I(b)(5), the Company respectfully confirms, without qualification, that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated operating entities do not contain any wording from any charter of the Communist Party of China.

15.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Vipshop Holdings Limited or the VIEs.” We also note that your disclosure on pages 5 and 108, along with the list of significant consolidated entities in Exhibit 8.1, appear to indicate that you have subsidiaries in Hong Kong and mainland China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

With respect to the required disclosure under Item 16I(b)(2), the Company respectfully submits that the jurisdictions in which the Company and its principal consolidated foreign operating entities are incorporated, or the Relevant Jurisdictions, include the Cayman Islands, mainland China, and Hong Kong. Based on the analysis set forth in the Company’s response to the Staff’s Comment #12 above, the Company is not aware that any government entity in any of the Relevant Jurisdictions own any share of the Company’s principal consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

With respect to the required disclosure under Item 16I(b)(3), the Company respectfully submits that, based on the analysis set forth in the Company’s response to the Staff’s Comment #12 above, neither the government entities in mainland China nor the ones in Hong Kong have a controlling financial interest in Vipshop Holdings Limited or its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F.

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms that the currently effective memorandum and articles of association of the Company or the equivalent organizing documents of the Company’s principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F do not contain any charter of the Communist Party of China.

16.

We note your supplemental submission pursuant to Item 16I(a) and disclosure pursuant Item 16I(b)(3) address ownership or control by Chinese and PRC governmental entities. However, we note your definition of “China” or “PRC” on page 1 of your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as the PRC.

In response to the Staff’s comment, the Company respectfully submits that it has supplementally clarified the ownership or control by the government entities in mainland China and Hong Kong in the Company and its principal consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Form 20-F in connection with the required submission under Item 16I(a) and the required disclosure under Item 16I(b)(3) in the Company’s response to the Staff’s Comment #12 above.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(s) Revenue Recognition, page F-26

17.

We note per pages 65 and 70 that products on your platform are offered primarily through a consignment model. Please tell us whether you obtain control of these products prior to their sale, and your consideration of ASC 606-10-25-30 and ASC 606-10-55-79 and 80 in recognizing the related revenue.

The Company respectfully submits the following accounting analysis to the Staff.

For all sales that the Company reports on the gross basis, the Company takes title and ownership to the products from its suppliers. There are two types of sales models: non-JITX sales model and JITX sales model.

Under non-JITX model, the Company purchases goods from suppliers and stores in warehouses based on demand forecast. The goods are delivered to the Company’s warehouses before the delivery to the end customers. Title of the goods transfers to the Company upon the delivery to the Company’s warehouses and any loss related to damages to these goods after the Company accepts them from suppliers is borne by the Company. The Company is subject to inventory risk relating to physical damage and loss of inventory after acceptance of the goods from suppliers and during shipment of the goods from the Company’s warehouse to the end customers. The Company is also subject to inventory risk relating to sales return as the Company is legally obligated to accept returned goods in accordance with the seven-day unconditional return policy.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Under JITX sales model, the Company only acquires the inventory once a customer places an order and the goods are shipped directly from the suppliers to the end customer. A system interface is established between the Company’s ordering system and the suppliers’ systems in which valid orders received by the Company will pass to the suppliers with the product order information. Once the Company receives and validates the order from the customers and concurrently places an order with the suppliers, the Company will appoint a logistics service provider to pick up the products from the suppliers’ warehouses and deliver the products to the customer. The Company bears the cost of delivery as it is legally responsible to pick up the goods from the suppliers’ warehouses and deliver the goods directly to the end customers. The Company is legally obligated to accept returned goods in accordance with the seven-day unconditional return policy. Returned goods are delivered to the Company’s warehouse first and then the Company decides whether to return the goods to the supplier or resell based on its physical condition along with other factors.

Under both models, the Company is subject to inventory risk relating to physical damage and loss of inventory during shipment of the goods from the Company or the suppliers’ warehouses to the customers’ designated addresses and the Company is also subject to inventory risk related to sales return as the Company is legally obligated to accept returned goods in accordance with the seven-day unconditional return policy.

Pursuant to the purchase agreements with its suppliers under both models, the Company has a right to return the unsold goods to these suppliers at the Company’s discretion within a pre-agreed period (generally ranging from three or four days to 90 days after the end of each flash sales period), based on which the Company described this model as “consignment model.” As of December 31, 2020, 2021, and 2022, the balance of returnable inventory amounted to RMB2,781.3 million, RMB2,375.4 million, and RMB2,415.4 million, respectively. The supplier has no right to request the return of the goods sold to the Company or the transfer of such goods to a third party. For goods that are not returned by the Company within the pre-agreed period or the ones that are damaged due to reasons that are attributable to the Company, the goods will no longer be returnable.

Set forth below is the consideration of ASC 606-10-25-30 and ASC 606-10-55-79 and 80.

“ASC 606-10-25-30 If a performance obligation is not satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control in paragraphs 606-10-25-23 through 25-26. In addition, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following: ASU 2014-09, paragraph 5

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

a.	The entity has a present right to payment;

b.	The customer has legal title;

c.	The entity has transferred physical possession;

d.	The customer has the significant risks and rewards of ownership;

e.	The customer has accepted the asset.”

To determine the point in time at which the Company obtains control of the goods, the Company considers the indicators set forth above:

•

Indicators a and b: Supplier of the Company has present rights to payment from the Company and the Company has legal title to the goods when goods are delivered to the Company’s warehouses and received by the Company under non-JITX model or when a customer places an order and the goods are shipped directly from the supplier’s warehouse to the end customer under JITX model.

•

Indicator c: Supplier has transferred physical possession to the Company when the goods are delivered to the Company’s warehouses and received by the Company under non-JITX model or when goods are picked up by third-party logistics company selected by the Company and delivered to the end customers under JITX model.

•

Indicator d: The Company bears the risk, such as loss, damage, obsolescence, among others, to these goods when the Company receives them in the Company’s warehouses from suppliers under non-JITX model or when the customer places an order and the goods are in-transit from supplier’s warehouse to the customer under JITX model. The Company has the rewards of ownership by selling the goods to the end customers under both models.

•

Indicator e: Under non-JITX model, the Company records the goods as its assets and is deemed to have accepted the goods when the Company receives the goods in the Company’s warehouses from suppliers. No inventory will be recorded if the Company rejects these goods, either relating to quality or other problems, and these goods will be taken back by suppliers. Under JITX model, the Company records the goods as its assets and is deemed to have accepted the goods when the customer places an order and the goods are in-transit from supplier’s warehouse to the customer.

The Company considered factors in ASC 606-10-25-30 as set forth above and concluded that control of the goods is transferred to the Company when goods are delivered to the Company’s warehouses and accepted by the Company under non-JITX model or when a customer places an order and the goods are shipped directly from the supplier’s warehouse to the end customer under JITX model. Therefore, the Company obtains control of the goods prior to the customer obtains the goods.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

“ASC 606-10-55-79 When an entity delivers a product to another party (such as a dealer or a distributor) for sale to end customers, the entity should evaluate whether that other party has obtained control of the product at that point in time. A product that has been delivered to another party may be held in a consignment arrangement if that other party has not obtained control of the product. Accordingly, an entity should not recognize revenue upon delivery of a product to another party if the delivered product is held on consignment.

“ASC 606-10-55-80 Indicators that an arrangement is a consignment arrangement include, but are not limited to, the following:

a.	The product is controlled by the entity until a specified event occurs, such as the sale of the product to a customer of the dealer, or until a specified period expires.

b.	The entity is able to require the return of the product or transfer the product to a third party (such as another dealer).

c.	The dealer does not have an unconditional obligation to pay for the product (although it might be required to pay a deposit).”

To determine if the Company is a dealer or a distributor of its supplier, the Company considers the indicators set forth above:

•	Indicator a: As discussed in the consideration of ASC 606-10-25-30, the control of goods is transferred to the Company before the sale of the goods to end customer.

•	Indicator b: The supplier has no right to request return of the goods sold to the Company or transfer of such goods to a third party, even if the Company has conditional right to return the goods.

•

Indicator c: For unreturnable goods, the Company has an unconditional obligation to pay for the goods; while for returnable goods, in practice, the Company pays the suppliers for goods that have been sold to end customers and returns the unsold goods. However, the return is conditional, that is, within a specified period of time and without damage caused by the Company. The Company applies for, and the suppliers review, the return. For those goods eligible for return, suppliers are responsible for the delivery cost and bear the inventory risks upon return, while for those that are not eligible for return, the Company will resell or write off the inventories. The decision to return the goods or not is subject to the Company’s discretion.

The Company considered factors in ASC 606-10-55-79 and 80 as set forth above and concluded that the Company is not a dealer or distributor of its suppliers and control of the goods is transferred to the Company prior to the end customer obtains the goods.

(t) Costs of Revenues, page F-29

18.	Please tell us your consideration of including fulfillment expenses and on-line payment processing fees within cost of revenues.

The Company respectfully submits the following accounting analysis to the Staff.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Fulfillment expenses mainly include shipping and handling expenses, packaging expenses, and related personnel expenses.

The Company considered the speech at the 2017 AICPA conference on Current Commission and PCAOB Developments provided by Barry Kanczuker, associate chief accountant in the Commission’s Office of the Chief Accountant on the classification of shipping and handling expenses and noted that under Topic 606, if the shipping and handling activities are performed before the customer obtains control of the good, a registrant would account for the shipping and handling as activities to fulfill the promise to transfer the good. Also, given that there is no explicit guidance within Topic 606 relating to the classification of shipping and handling expenses, the Staff noted that it also would not object to an entity continuing to apply its previous policy regarding classification of these expenses, which could potentially be outside of cost of sales.

As disclosed in the Company’s accounting policy, the Group recognizes revenue at the point of time when the goods have been received by the customers, which is the point when the customer obtains control of goods. Shipment, package, and other relevant work in warehouses are fulfillment activities as the costs are incurred as part of preparing the goods for shipment and transferring the goods to the customer. The Company has elected to present these expenses in a separated financial line item, i.e., fulfillment expenses, and has already disclosed the amounts of shipping and handling expenses included in this line item on page F-8 of the 2022 Form 20-F, which is also consistent and comparable with the practices for previous years and the years before the adoption of ASC 606.

The on-line payment processing fees amounted to RMB439,816 thousand, RMB508,430 thousand and RMB421,670 thousand for the years ended December 31, 2020, 2021, and 2022, respectively. The payment processing fees are charged by third-party financial institutions at certain percentage over the payment received from the end customers. The payment activity is performed before the revenue is recognized and as such it is not part of costs or expense arising from the revenue earning process. The Company records these expenses as general and administrative expenses and has also disclosed such accounting treatment on pages 114 and F-30 of the 2022 Form 20-F.

19.

We note that you provide financing to some of your suppliers by advancing them cash for portions of accounts payables owed to them, and that the related interest received over the financing periods is presented as a reduction to cost of revenues. Please tell us the amount of related interest offset for each period presented, and if material, tell us your consideration of quantifying the amount in your discussion on changes in cost of revenues in MD&A.

In response to the Staff’s comment, the Company respectfully submits that the amount of related interest offset was nil, nil, and RMB13.0 million for the years ended December 31, 2020, 2021, and 2022, respectively. There was no interest presented as a reduction to cost of revenues in 2020 and 2021 because the supplier financing business of the Company was suspended during that period. In 2022, the Company resumed the supplier financing business, using its self-owned fund, and the related interest offset accounted for only 0.02% of the total cost of revenues for the same period. To the extent that the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

Company continues to operate the supplier financing business, the size of such business is expected to stay flat in the future. Given that, the Company concluded the referenced interest offset was not material and would not be necessary nor meaningful to further quantify the amount in the Company’s discussion on changes in cost of revenues in Item 5. Operating and Financial Review and Prospects.

General

20.

In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Some non-exclusive examples include:

•	On pages 39 and 47, you refer to having “contractual control” over the VIE;

•	On page 109, you state that you “direct” the operations of the VIE; and

•	On page 158, you state that you “control” management’s decisions.

In response to Staff’s comment, the Company undertakes to refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs, to limit the references to control or benefits that accrue to the Company because of the VIEs to a clear description of the conditions the Company has satisfied for consolidation of the VIE under U.S. GAAP, and to clarify that the Company is the primary beneficiary of the VIE for accounting purposes. As non-exclusive examples, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 39:

Particularly, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If our ownership structure, contractual arrangements, and businesses of our company, our PRC subsidiaries, or the consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the relevant government authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated variable interest entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

September 13, 2023

operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from any securities offerings outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. We could also be forced to relinquish our interests in those operations. Our ADSs may decline in value or become worthless if we are unable to maintain the ~~assert our contractual control~~ rights over the assets of the consolidated variable interest entities to which our WFOEs are entitled pursuant to the contractual arrangements, which contributed to ~~2.3%,~~ 2.6%, ~~and~~ 1.1%, and        % of our revenues in ~~2020,~~ 2021, ~~and~~ 2022, and 2023, respectively. Our Cayman Islands holding company, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Page 47:

•

We only have contractual arrangements with the variable interest entities that operate ~~control over~~ our Vipshop Online Platform and other platforms in China. We do not directly own our platform through our subsidiaries due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

Page 109:

~~Agreements that Enable Us to Direct the Business Operations of the Consolidated Variable Interest Entities~~

Page 158:

Although the law in this regard is unclear, we treat the consolidated variable interest entities (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because ~~we control~~ their management decisions are made by our WFOE in accordance with the contractual arrangements but also because we are entitled to substantially all of the economic benefits associated with these entities in accordance with the contractual arrangements, and, as a result, we have a “controlling financial interest” in the consolidated variable interest entities as defined in FASB ASC 810 so that we are considered the primary beneficiary of these consolidated variable interest entities for accounting purposes and thus consolidate these entities’ operating results in our consolidated financial statements under U.S. GAAP. If it were determined, however, that we are not the owner of any of the consolidated variable interest entities (or their subsidiaries) for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year or any future taxable year.

*         *         *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 20 2233-0025 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8225 or yuting.wu@skadden.com.

Sincerely yours,

Vipshop Holdings Limited

By:	/s/ Mark Wang
Name:	Mark Wang
Title:	Chief Financial Officer

cc:	Eric Ya Shen, Chairman of the Board of Directors and Chief Executive Officer, Vipshop Holdings Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Appendix A

Notes:

(1)	Subsidiaries primarily engaged in product procurement business.
(2)

Vipshop E-Commerce is a consolidated variable interest entity that primarily engages in e-commerce platform operation. Shareholders of Vipshop E-Commerce include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 66.7% and 33.3% of the total equity interests in Vipshop E-Commerce, respectively.

(3)

Vipshop Information is a consolidated variable interest entity that primarily engages in internet finance business, which represents a nominal portion of our business. Shareholders of Vipshop Information include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 99.2% and 0.8% of the total equity interests in Vipshop Information, respectively.

(4)

Pin Jun Tong is a consolidated variable interest entity with no substantive business. Shareholders of Pin Jun Tong include our co-founders and shareholders Eric Ya Shen and Arthur Xiaobo Hong, holding 65% and 35% of the total equity interests in Pin Jun Tong, respectively.

(5)	Subsidiaries primarily engaged in retail businesses and warehousing services in the cities of Zhaoqing and Jianyang, and the regions around them.
(6)	Subsidiaries primarily engaged in software development and information technology support.